Exhibit 99.2

EIGHTH AMENDMENT TO MAKEMYTRIP 2010 SHARE INCENTIVE PLAN

THIS EIGHTH AMENDMENT (this “Amendment”) to the MakeMyTrip 2010 Share Incentive Plan, is made and adopted by the Board of Directors (the “Board”) of MakeMyTrip Limited (the “Company”), effective as of October 26, 2021. All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Plan (as defined below).

RECITALS

WHEREAS, the Company maintains MakeMyTrip 2010 Share Incentive Plan (as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Seventh Amendment thereto, the “Plan”);

WHEREAS, pursuant to Section 11.2 of the Plan, the Plan is scheduled to expire on March 31, 2022 in accordance with its terms;

WHEREAS, pursuant to Section 11.3 of the Plan, the Board has the authority to amend or modify the Plan from time to time; and

WHEREAS, the Board believes it is in the best interests of the Company and its stockholders to amend the Plan to extend the term of the Plan as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows, effective as of October 26, 2021:

AMENDMENT

1.	Section 11.2 of the Plan is hereby amended and restated in its entirety as follows:

“The Plan will expire on, and no Award may be granted pursuant to the Plan after, March 31, 2032. Any Awards that are outstanding on March 31, 2032 shall remain in force according to the terms of the Plan and the applicable Award Agreement.”

2.	This Amendment shall be and is hereby incorporated into and forms a part of the Plan.

3.	Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

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I hereby certify that the foregoing Amendment was duly adopted by the Board of Directors of MakeMyTrip Limited on October 26, 2021.

Executed on this 26th day of October 2021.

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer